

May 26, 2015

Via E-mail
Mr. Stephen P. Grimes
President and Chief Executive Officer
Retail Properties of America, Inc.
2021 Spring Road, Suite 200
Oak Brook, Illinois 60523

     Re: Retail Properties of America, Inc.
              Form 10-K
              Filed February 18, 2015
              File No. 001-35481

Dear Mr. Grimes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant